SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 6-K



                          REPORT OF FOREIGN ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                      Date of Report: January 22, 2002



                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33


         Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      /x/  Form 20-F                      /_/  Form 40-F


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      /_/  Yes                            /x/  No


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  Not applicable.

         This Form 6-K consists of a press release issued by Biora AB on January 22, 2002, regarding the election of three new directors to the Biora board at the Extraordinary General Meeting of shareholders on January 22, 2002.



                            Press release from Biora AB (publ), January 22, 2002

No 3/02                                                    FOR IMMEDIATE RELEASE

Report from Biora's Extraordinary General Meeting

At the Extraordinary General Meeting of Biora held today in Malmo, shareholders approved the expansion of Biora's Board of Directors and elected three new board members. The following directors will serve on Biora's board until the company's next Annual General Meeting on April 29, 2002:

- Nils Bohlin, 49 years old, is Executive Vice President of Arthur D. Little (ADL) where he works on a global basis within the Health Care sector focusing on strategies and organization. Nils Bohlin leads ADL's global biotechnology initiative, which consists of a network of consultants in the area of Life Science.

- Jan Kvarnstrom, 53 years old, is chairman of Castellum AB. He is also a member of the boards of Swedecarrier AB, Nobel Biocare AB and Geveke B.V., among others. Jan Kvarnstrom has previously been CEO of Securum and Esselte.

- Lars Spongberg, 55 years old, is a special partner at Nordic Capital, a venture capital company. Lars Spongberg has extensive experience in Swedish industry including senior positions in the Electrolux Group, Svenska Handelsbanken, the Autoliv Group, Spectra Physics and Allgon.

Shareholders also approved to increase the Board of Directors' compensation by SEK 67,000 to SEK 867,000 due to the election of the additional board members.


Biora develops manufactures and sells biology based products for the treatment of dental diseases. The principal product, Emdogain(R)Gel, which is approved for sale in Europe, North America and Japan naturally regenerates the supporting structure that the tooth has lost due to periodontal disease. Biora's American Depository Shares are listed on the NASDAQ National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.
----------------------------------------------------------
For further information, please contact:
- Tommie Johansson, Corporate Communications and Investor Relations, Biora +46 70 32 21 365
-        Kerstin Palsson, Chief Financial Officer, Biora +46-40-32 13 56
-        Donna Janson, President and CEO of Biora, tel: +46- 40-32 13 59
-        Elisabeth Lavers, Investor relations, Biora US tel: 203 977 7797
-        http://www.biora.com



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       BIORA AB


         Dated: January 22, 2002       By:    /s/  Kerstin Palsson
                                             -----------------------------------
                                             Kerstin Palsson
                                             Chief Financial Officer